Nasdaq Regulation

Nasdaq

William Slattery, CFA
Vice President
Listing Qualifications

By Electronic Mail

July 18, 2019

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on July 11, 2019 The Nasdaq Stock Market (the "Exchange") received from Principal Exchange-Traded Funds (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Principal International Multi-Factor Core Index ETF
Principal U.S. Large-Cap Multi-Factor Core Index ETF
Principal U.S. Small-MidCap Multi-Factor Core Index ETF

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

